SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2005
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                                         sp;
Attached to the Registrant’s Form 6-K for the month of November 2005, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated November 2, 2005
2. Press Release dated November 10, 2005

TABLE OF CONTENTS

SIGNATURE
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Brent Flichel

Name: Brent Flichel
Title: Vice President Finance and CFO
Dated: November 30, 2005

FOR. IMMEDIATE. RELEASE
Spectrum Signal Processing Reports Third Quarter 2005 Results
Burnaby, B.C., Canada – November 2, 2005 – Spectrum Signal Processing Inc. today announced its financial results for its third quarter ended September 30, 2005. Spectrum reports all results in US dollars and in accordance with US GAAP. Key third quarter financial metrics include:
•	Revenues of $3.5 million;

•	Gross profit of $2.0 million, or 58% of revenue;

•	Net operating expenses of $2.5 million;

•	Net loss of $469,000, or $0.02 per share; and,

•	A cash balance of $2.7 million at September 30, 2005.
“Our results illustrate the sharp dichotomy between our short term revenue challenges and our strong long term strategic progress,” stated Pascal Spothelfer, Spectrum’s President and Chief Executive Officer. “While our packet-voice revenues have declined approximately $3.0 million year-to-date 2005 versus 2004, our wireless revenues have grown over $700,000 during this same period. In addition, we have closed significant new agreements with General Dynamics C4 Systems, General Dynamics Canada and Globalstar LLC. All three accounts have the potential to produce meaningful long-term revenues.”
Mr. Spothelfer added, “Currently, we believe that our revenue outlook for the next twelve to fifteen months will not be influenced by these larger opportunities. We continue to focus on increasing our flexComm product and service revenues through new design-ins and maximizing revenues from our existing production wins. We expect a strong new design-in pace throughout 2006 with the introduction of our SDR 4000 product line, our next generation family of small form factor, ruggedized software defined radio products. These new products are specifically targeted at large volume production opportunities and are expected to become important revenue generators in the years to come.”
FINANCIAL RESULTS
Revenues for the third quarter of 2005 were $3.5 million, an increase of 3% compared to revenues of $3.4 million for the second quarter of 2005 and a decrease of 27% compared to revenues of $4.8 million for the third quarter of 2004.
Wireless revenues were $3.4 million for the third quarter of 2005, compared to $3.1 million for the second quarter of 2005 and $3.8 million for the third quarter of 2004. Packet-voice revenues were $77,000 in the third quarter of 2005, down from $255,000 for the second quarter of 2005 and down from packet-voice revenues of $1.0 million for the third quarter of 2004. The continued decline in packet-voice revenues is attributable to a decision by the company in January 2004 to cease all new development in its packet- voice product line. This decision was made in light of significant critical component supply risk and general market uncertainty pertaining to its packet-voice products. The Company expects its packet-voice product and service revenues to be nominal in future periods.
The company’s gross profit for the third quarter of 2005 was $2.0 million, or a gross margin of 58% of revenues, compared to $2.1 million, or a gross margin of 61% of revenues, for the second quarter of 2005 and $2.7 million, or a gross margin of 56% of revenues, for the third quarter of 2004.

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Operating expenses for the third quarter of 2005 were $2.5 million, compared to $2.5 million for the second quarter of 2005 and $2.4 million for the third quarter of 2004. Operating expenses for the third quarter of 2005 included a $231,000 expense offset recorded pursuant to the company’s funding agreement with Technology Partnerships Canada (“TPC”).
Spectrum recorded a net loss of $469,000 for the third quarter of 2005, or $0.02 per share, compared to a net loss of $396,000, or $0.02 per share, for the second quarter of 2005 and net earnings of $309,000, or $0.02 per share, for the third quarter of 2004.
Spectrum’s cash position, net of bank indebtedness, at September 30, 2005 stood at $2.7 million, compared to $3.3 million at December 31, 2004.
TECHNOLOGY PARTNERSHIPS CANADA
On September 22, 2005 the Company was notified by Industry Canada that in the opinion of the Minister of Industry, the Company is in default of the non-solicitation provisions of its TPC contribution agreement dated March 31, 1999 due to its related engagement of two outside consultants. The Company paid Cdn$948,000 in contingent fees to these consultants for contractually specified services. Industry Canada has agreed to financial remedies with other companies found in breach of their TPC agreements’ non-solicitation provisions equal to contingency fees paid for solicitation services.
In accordance with the terms of the Company’s agreement, Industry Canada notified the Company that it must have either corrected the condition or event complained of, or demonstrated to the satisfaction of the Minister that it had taken steps as are necessary to correct the condition and notify the Minister of the rectification within 30 days. The Minister has since granted relief of this term in light of the Company’s good faith engagement to resolve this matter.
The Company acknowledges that its engagement of one consultant to perform solicitation services was a breach of the terms of the agreement. In order to remedy this breach, the Company has remitted a payment of Cdn$60,000 ($52,000) to Industry Canada. The Company, however, disagrees with the Minister’s allegation of a breach regarding the second consultant. The Company has requested that Industry Canada either provide supporting documentation for the alleged breach or withdraw the allegation in the absence of supporting documentation. While Industry Canada has not provided supporting documentation to date, it has invited the Company to discuss this matter and to review its available documentation.
For more information on the terms of Spectrum’s TPC contribution agreement dated March 31, 1999, please refer to Spectrum’s historical regulatory filings.
OPERATIONAL HIGHLIGHTS
Subsequent to the release of its second quarter results on July 27, 2005, Spectrum announced:
•	The addition of its next generation SDR-4000 software defined radio products to its flexComm product line. This product line is designed to meet the size, weight, power consumption and production cost requirements of military communications systems designed for harsh tactical environments. Spectrum has already shipped its SDR-4000 products to a number of prime contractor and government customers;

•	The listing of its products and services in the U.S. government’s General Services Administration (GSA) catalogue. The GSA helps federal agencies acquire standard services and commercial-off-the-shelf products including a wide range of communications electronics products and professional engineering services. Spectrum expects its GSA listing to streamline direct sales to the U.S. government and serve to shorten the sales cycle for such transactions;

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•	The addition of the SDR-3000 SMRDP, an “RF to Ethernet” wideband military communications rapid-prototyping and development platform, to its flexComm product line. The SDR-3000 SMRDP is a turnkey black-side processing system designed to reduce the development cycles of Joint Tactical Radio System and other MILCOM developers;

•	A $1.0 million contract with Globalstar LLC to provide a software defined radio upgrade to Globalstar’s satellite gateway infrastructure. The gateway infrastructure upgrade is designed to accommodate the complex waveforms required to provide enhanced asset tracking services and to enable a variety of Radio Frequency Identification (RFID) based asset tracking applications;

•	A contract with the German armed forces to supply two SDR-3002 IMRDP (International Military Communications Rapid-prototyping and Development Platform) platforms. The platforms will enhance the software defined radio capabilities within the German armed forces and provide the software and waveform tools necessary to support the Software Communications Architecture (SCA);

•	That Industry Canada had notified the Company that, in the opinion of the Minister of Industry, the Company was in breach of the non-solicitation terms its TPC contribution agreement dated March 31, 1999 as a result of the Company’s utilization of consultants in securing the agreement;

•	An agreement with General Dynamics Canada to supply software defined radio technology and assist General Dynamics Canada in the development and demonstration of enhanced tactical military communication solutions. Spectrum’s technology will be used to enhance the flexibility, interoperability and performance of General Dynamics Canada’s MESHnet® family of tactical communications products;

•	The addition of the HCDR-1000 CRDP, a communications intelligence rapid-prototyping and development platform, to its flexComm product line. This software defined radio platform is designed to assist developers of intelligence systems for the intercept and processing of communications signals;

•	The addition of the XMC-3311, a high speed transceiver XMC/enhanced PMC (ePMC) module, to its flexComm product line. The XMC-3311 is targeted at wide bandwidth processing applications including commercial and military satellite communications, signals intelligence and electronic warfare;

•	The addition of the SDR-3002 IMRDP, an international version of Spectrum’s existing military communications rapid-prototyping and development platform, to its flexComm product line. The SDR-3002 IMRDP is the industry’s first “RF to Ethernet” commercial-off-the-shelf solution specifically targeting international MILCOM programs; and,

•	A contract to provide software defined radio technology, training and support services to the French Ministry of Interior to support the development of new communications platform for a homeland security application.
CONFERENCE CALL INFORMATION
Spectrum will conduct a conference call and live audio webcast on November 2, 2005 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web cast. The conference call dial-in number is 1.866.497.3339. The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. A conference call replay will be available via Spectrum’s web site until November 16, 2005.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, liquidity and capital resources, reliance on significant customers, inflation and foreign exchange fluctuations, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial

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wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.
TM flexComm is a trademark of Spectrum Signal Processing Inc.
® MESHnet is a registered trademark of General Dynamics Canada.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent flichel@spectrumsignal.com

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Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$4,794	$3,509	$13,261	$11,006
Cost of sales	2,100	1,480	5,570	4,326

	2,694	2,029	7,691	6,680

Expenses
Administrative	805	899	2,799	2,712
Sales and marketing	622	725	1,852	2,472
Research and development	794	675	1,901	2,198
Amortization	144	173	431	500
Write-down of capital assets	—	—	270	—
Restructuring and other charges	23	47	2,318	55

	2,388	2,519	9,571	7,937

Earnings (loss) from operations	306	(490)	(1,880)	(1,257)

Other
Interest expense	2	—	12	—
Other income	(5)	(21)	(6)	(40)

	(3)	(21)	6	(40)

Net earnings (loss)	309	(469)	(1,886)	(1,217)

Deficit, beginning of period	(22,148)	(22,293)	(19,953)	(21,545)

Deficit, end of period	$(21,839)	$(22,762)	$(21,839)	$(22,762)

Earnings (loss) per share
Basic	$0.02	$(0.02)	$(0.11)	$(0.06)
Diluted	$0.02	$(0.02)	$(0.11)	$(0.06)

Weighted average shares
Basic	17,612,467	18,812,699	16,607,318	18,782,731
Diluted	18,661,468	18,812,699	16,607,318	18,782,731

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	September 30,
	2004	2005
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$3,326	$2,723
Restricted cash	73	24
Trade receivables, net of allowance for doubtful accounts of $273 (2004 - $403)	3,736	2,893
Receivable from Technology Partnerships Canada	257	488
Inventories	1,784	1,686
Prepaid expenses	157	278

	9,333	8,092
Capital assets	1,370	1,222
Other assets	274	251

	$10,977	$9,565

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities Accounts payable	$1,770	$1,637
Accrued liabilities and other current liabilities	1,814	1,187
Deferred revenue	216	180

	3,800	3,004

Long-term obligations	905	887

Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,878,122 (2004 - 18,369,644)	28,857	29,481
Additional paid-in capital	667	688
Warrants	114	88
Deficit	(21,545)	(22,762)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	6,272	5,674

	$10,977	$9,565

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$309	$(469)	$(1,886)	$(1,217)
Adjustments to reconcile net earnings (loss) to net cash used for operating activities
Amortization	149	180	452	523
Write-down of capital assets	—	—	270	—
Unrealized gain on foreign currency hedging instruments	—	(14)	—	(14)
Non-cash portion of restructuring charges	(348)	47	326	55
Changes in operating assets and liabilities
Restricted cash	(19)	(24)	(62)	49
Accounts receivable	(521)	(197)	(192)	612
Inventories	(18)	(90)	(177)	98
Prepaid expenses	21	54	(63)	(107)
Accounts payable	(428)	(126)	(222)	(133)
Accrued liabilities and other current liabilities	464	(52)	248	(700)
Deferred revenue	—	(60)	—	(36)

Net cash used for operating activities	(391)	(751)	(1,306)	(870)

Cash flows from investing activities
Purchase of capital assets	(21)	(61)	(136)	(352)

Net cash used for investing activities	(21)	(61)	(136)	(352)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants and options, net of issue costs	137	88	801	619
Issue of shares for cash, net of issue costs	—	—	1,978	—

Net cash provided by financing activities	137	88	2,779	619

Net increase (decrease) in cash and cash equivalents during the period	(275)	(724)	1,337	(603)
Cash and cash equivalents, beginning of period	2,070	3,447	458	3,326

Cash and cash equivalents, end of period	$1,795	$2,723	$1,795	$2,723

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

FOR. IMMEDIATE. RELEASE
Spectrum Signal Processing Teams with MacDonald,
Dettwiler and Associates For Advanced Satcom Terminal
Demonstration
Successful Reconfigurable Satellite Ground Terminal Over-the-Air Demonstration
Burnaby, BC, Canada – November 10, 2005 – Spectrum Signal Processing Inc. today announced that, together with MacDonald, Dettwiler and Associates Ltd. (MDA), the first over-the-air demonstration for the Advanced Satcom Terminal Technology Demonstration Program (AST TDP) was successfully completed. Spectrum is teamed with MDA, who is the prime contractor for the AST TDP, delivering the work for, and in collaboration with, Defence Research and Development Canada (DRDC) Ottawa. Spectrum provided the SDR-3000, a Software Communications Architecture (SCA)-enabled software defined radio platform for the terminal, as well as engineering services in support of this effort. MDA, as prime contractor, has been responsible for the system architecture, demonstrations and the development of the SCA-enabled waveforms. QinetiQ also supported the team through preliminary design activities and supporting development.
The AST TDP performed an over-the-air demonstration of a 512 kbps waveform based upon the Intelsat Business Standard. The demonstration took place over a C-band Telesat transponder. Subsequent laboratory demonstrations were able to show data rates in excess of 8 Mbps. The MDA, Spectrum & QinetiQ team has developed an effective approach for rapid and reliable development of communications waveforms that enables deployment on SCA-enabled systems as well as commercial boards. The receiver performance has been shown to be very close to the theoretical maximum.
Future plans include demonstrations of data rates of 2 Mbps and higher, as well as advanced protocols, reliability and robustness capabilities. Spectrum will be exhibiting on November 14-18, 2005 at the upcoming SDR Forum Technical Conference and Product Exposition, in Orange County, CA. MDA team members will show the Advanced Satcom Terminal demonstration in the Spectrum booth. MDA will also present a system overview along with detailed demonstration results at the conference.
ABOUT MACDONALD, DETTWILER AND ASSOCIATES LTD.
MDA provides advanced information solutions that capture and process vast amounts of data, produce essential information, and improve the decision making and operational performance of business and government organizations worldwide.
Focused on markets and customers with strong repeat business potential, MDA delivers a broad spectrum of earth and space based information solutions, ranging from complex operational systems, to tailored information services, to electronic information products.
MDA employs more than 2,500 people in locations across the United States, the United Kingdom, and Canada. The Company’s common shares trade on the Toronto Stock Exchange under the symbol TSX:MDA.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s

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integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACTS
Mark Briggs
Technical and Trade Media
Phone: 604.676.6743
Email: mark briggs@spectrumsignal.com

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